 August 26, 2016

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

Pursuant to Rule 461 under the Securities Act of 1933, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, AlphaCentric Hedged Market Opportunity Fund, hereby requests that the Commission accelerate the effective date of Post-Effective Amendment No. 275 to the Registrant's Registration Statement (the "Amendment"), which was filed on August 26, 2016, to August 29, 2016, or the earliest practicable date thereafter. Absent acceleration, the Amendment would become effective on November 9, 2016.

The Amendment was filed under the Securities Act for the purpose of incorporating your comments to Post-Effective Amendment No. 274. If you have any questions concerning this request please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Mutual Fund Series Trust                 Northern Lights Distributors, LLC

By: /s/ Jerry Szilagyi                          By: /s/ Brian Nielsen

Name: Jerry Szilagyi                          Name: Brian Nielsen

Title: Trustee                                       Title: Chief Executive Officer